Qilian International Holding Group Ltd.

June 12, 2020

VIA EDGAR

Ms. Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed April 8, 2020 File No. 377-02698

Dear Ms. Baynes:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2020 regarding its Registration Statement on Form F-1 (the “Registration Statement”) publicly filed on April 8, 2020. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No.4 to the Registration Statement on Form F-1 (“Amendment No.4”) is being submitted publicly to accompany this response letter.

Amendment No. 3 to Registration Statement on Form F-1

Note 1 - Organization and Description of Business, page F-6

1. We note that you have revised your Gansu QLS ownership disclosure through March 31, 2020. Please have your auditors include this note in their dual dated note of their audit opinion, or revise such disclosure to match the existing dates of your audited financial statements.

Response: In response to the Staff’s comment, the Company revised their disclosures on page F-6 of Amendment No.4.

General

2. Please revise to provide a properly dated consent from the independent registered public accountant in this filing, and any future amendments.

Response: In response to the Staff’s comment, the Company provided a properly dated consent from Friedman LLP, the Company’s independent registered public accountant, which is filed as Exhibit 23.1 to Amendment No.4.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC